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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                    571641208
                      (CUSIP Number of Class of Securities)

                             Robert E. Parsons, Jr.
                              President and Manager
                                  RIBM Two LLC
                  Marriott Residence Inn II Limited Partnership
                               10400 Fernwood Road
                            Bethesda, Maryland 20817
                                 (301) 380-2070
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                   COPIES TO:

                          J. Warren Gorrell, Jr., Esq.
                          Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                              555 13th Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER




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ITEM 1.  Subject Company Information.

         The name of the subject company is Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817; the telephone number for the Partnership at its principal executive offices is 301-380-2070. The general partner of the Partnership is RIBM Two LLC (the "General Partner").

         The class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partnership interests (the "Units"). As of March 1, 2002, there were a total of 70,000 outstanding Units.

ITEM 2.  Identity and Background of Filing Person.

         The filing person is the subject company. The principal executive offices and telephone number of the Partnership are set forth in response to
Item 1 of this Statement.

         This Statement relates to the tender offer by Madison Liquidity Investors 117, LLC, a Delaware limited liability company (the "Purchaser"), and MRI Partners LLC, Madison Capital Management, LLC ("Madison"), Haberhill LLC ("Haberhill"), Bryan E. Gordon, Ronald M. Dickerman and Douglas H. S. Greene, as co-bidders, disclosed in a Tender Offer Statement on Schedule TO dated February 15, 2002, and filed at the Securities and Exchange Commission on February 19, 2002, to purchase up to 8,341 Units for $300 per Unit in cash, reduced by any cash distributions made or declared on or after February 15, 2002, with interest at the rate of 7% per annum from the expiration date of the tender offer to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 2002 (the "Offer to Purchase").

         Based on the information in the Schedule TO, the business address of the Purchaser is 410 Park Avenue, Suite 540, New York, New York 10022; telephone number 212-687-0518.

ITEM 3.  Past Contacts, Transactions, Negotiations and Agreements.

         There is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partner; (ii) the Partnership and the Purchaser or (iii) the General Partner and the Purchaser except as described below.

         The General Partner is entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of November 23, 1988 (the "Partnership Agreement"), and summarized below.

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         The Partnership generally distributes cash available for distribution as follows: (i) first, 99% to the limited partners and 1% to the General Partner, until the partners have received, with respect to such year, an amount equal to 10% of their Net Capital Investment, defined as the excess of original capital contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts"); (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

         (a) 99% to the limited partners and 1% to the General Partner, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

         (b) 90% to the limited partners and 10% to the General Partner, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

         (c) 75% to the limited partners and 25% to the General Partner, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

         Cash available for distribution means, with respect to any fiscal period, the cash revenues of the Partnership from all sources during the fiscal period, other than Capital Receipts less (i) all cash expenditures of the Partnership during such fiscal period, including, without limitation, debt service, repayment of advances made by the General Partner, fees for management services and administrative expenses (excluding expenditures incurred by the Partnership in connection with a transaction resulting in Capital Receipts), and
(ii) such reserves as may be determined by the General Partner in its reasonable discretion to be necessary to provide for the foreseeable cash needs of the Partnership or for the maintenance, repair or restoration of the Partnership's Inns.

         As of December 31, 2001, the Partnership had distributed a total of $46,101,000 to the partners ($652 per limited partner unit) since inception. The Partnership made no distributions during the years ended December 31, 2001, 2000 and 1999. In 1998, $3,536,000 ($50 per limited partner unit) was distributed from 1997 cash flow from operations. No distributions of Capital Receipts have been made since inception.

         Under the Partnership Agreement, the General Partner has the exclusive right to conduct the business and affairs of the Partnership subject only to the management agreement. The General Partner is required to devote to the Partnership such time as may be necessary for the proper performance of its duties, but the officers and managers of the General Partner are not required to devote their full time to the performance of such duties. The Partnership reimburses the General Partner or Host Marriott, L.P., the owner of a Class A 1% managing economic interest in the General Partner ("Host Marriott"), as applicable, for the cost of providing such administrative and other services to the extent that any officer or manager devotes time to the Partnership.

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         The following sets forth amounts paid by the Partnership to Host
Marriott and its subsidiaries, including the General Partner, as distributions with respect to the general partner interest and for the cost of providing all administrative and other services as General Partner for the years ended December 31, 2001, 2000 and 1999 (in thousands):

                                            2001       2000           1999
                                            ----       ----           ----
                                        (unaudited)
Administrative expenses reimbursed.....    $  225   $   374       $     105
Cash distributions.....................        --        --              --
                                           ------   -------       ---------
                                           $  225   $   374       $     105
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ITEM 4.  The Solicitation or Recommendation.

         (a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral towards the Offer to Purchase.

         (b) Reasons. In deciding to remain neutral on the Offer to Purchase, the General Partner considered the following:

         As previously disclosed to the limited partners, consistent with the terms of the Partnership Agreement and the original investment objectives contemplated at the formation of the Partnership, the General Partner is currently attempting to sell the Marriott Residence Inns owned by the Partnership ("Inns") or, in the alternative, find a buyer for the Units. In this regard, the General Partner engaged Merrill Lynch & Co. as its financial advisor in April 2001 to solicit bids from interested parties. As part of that process, Merrill Lynch prepared a list of over 20 parties that Merrill Lynch believed might have an interest in acquiring either the Partnership's Inns or the Units and contacted those parties. Several of the parties contacted requested additional information, conducted preliminary due diligence of the Partnership and submitted acquisition proposals to the Partnership. As a result of that process, and as previously disclosed, the Partnership had begun exclusive discussions with one potential acquirer.

         Shortly after the events of September 11, 2001, these discussions were suspended to allow the parties to determine the effect on the business and operations of the Partnership of the terrorist attacks of September 11, 2001, as well as the current economic conditions generally. In this regard, limited partners should be aware that the Partnership's unaudited financial results for the fourth quarter of fiscal 2001 indicate a decrease in revenue per available room and operating profit of 16.0% and 10.3%, respectively, from the fourth quarter of fiscal 2000. In addition, the Inns experienced significantly weaker than expected operating results in January 2002. The General Partner understands that the potential acquirer is continuing to evaluate the possibility of a transaction with the Partnership, taking into account the current operating results of the Inns and the general economic environment. Accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. In addition, if a transaction were to occur, it would require approval of the limited partners as well as the consent of the Partnership's lenders.

         Although the General Partner is not making a recommendation at this time, the General Partner believes that limited partners should consider the following in making their own decision about whether to accept or reject the offer:

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..    Over the past several years, the General Partner has retained cash in the
     Partnership in anticipation of financing required capital improvements to the Inns. The Partnership's unaudited financial results for the fourth quarter of fiscal 2001 indicate that the Partnership's cash balance as of December 28, 2001 was approximately $25.1 million (approximately $359 per
     Unit).

..    In light of the increased competition in the extended-stay hotel market, the manager of the Inns has proposed additional improvements to the Inns totaling approximately $59 million over the next five years that are intended to enhance their overall value and competitiveness. These improvements include total suite refurbishments at a majority of the Inns as part of the Partnership's ongoing routine capital replacement.

 . The General Partner has reviewed the manager's proposed Inn renovations and improvements with respect to fiscal 2002 and has agreed to undertake certain of these capital improvements. The improvements that the General Partner has agreed to undertake involve Inns that were built between 1985 and 1989 and that have not been renovated in four to nine years. The General Partner does not believe that cash flows from the operations of the Inns will be sufficient to fund these improvements. As a result, the General Partner expects to fund these improvements with approximately $9.7 million (approximately $138 per Unit) of the Partnership's existing cash reserves. Actual funding of these improvements is not expected to occur until the end of this fiscal year. The General Partner will continue to monitor the capital expenditure program with a view towards maximizing limited partner value.

..    The manager of the Inns also has proposed additional improvements to the
     Inns that are intended to be implemented in fiscal years subsequent to 2002. The General Partner will review and assess these additional proposed improvements annually at the end of each fiscal year.

..    The General Partner does not believe that cash from Inn operations and the
     Partnership's remaining cash reserves will be sufficient to fund the Partnership's required debt service payments and all of the proposed additional capital expenditures requested by the manager of the Inns. As a result, at the present time, it appears unlikely that cash distributions will be possible for the next several years.

..    Limited partners will have to make the determination as to whether to wait for a possible transaction resulting from Merrill Lynch's solicitation efforts or to sell their Units now at the tender offer price. If a limited partner is interested in liquidating its Units immediately, the tender offer gives the limited partner this opportunity.

..    Additionally, there can be no assurance that a better offer for the purchase of the Units will be available now or in the future. In this regard, limited partners should be aware that, based upon the Partnership's current results of operations, its debt-service obligations, its capital-expenditure requirements for the next several years and the purchase price range discussed with the potential acquirer prior to September 11, 2001, the General Partner does not believe that, at the current time, the aggregate consideration, including any potential cash distribution made in connection with any such transaction, that a unit holder would receive in any acquisition transaction would significantly exceed the tender offer price.

..    Although the General Partner continues to pursue a sale of the Partnership, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any transaction. If the General Partner is unable to find an acquirer for the Partnership, or finds the consideration offered by the acquirer to be below an acceptable level, the General Partner will terminate the sale process and continue to conduct the business and affairs of the Partnership. If the Partnership continues to operate, the General Partner will continue to pursue all options at its disposal to maximize the value of the Partnership to the limited partners.

         (c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender any Units that are held of record or beneficially by such person to the Purchaser.

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ITEM 5.  Persons/Assets, Retained, Employed, Compensated or Used.

         Neither the Partnership, the General Partner nor any person acting on their behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on their behalf concerning the Offer to Purchase.

ITEM 6.  Interest in Securities of the Subject Company.

         Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past sixty days.

ITEM 7.  Purposes of the Transaction and Plans or Proposals.

         (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. However, as described in Item 4 above, prior to receipt of the Offer to Purchase, the Partnership had commenced its efforts to find a party interested in acquiring either the Partnership's Inns or, in the alternative, the Units.

         (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

ITEM 8.  Additional Information.

         None.

ITEM 9.  Exhibits.

         (a)(1) Letter to Limited Partners.

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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   MARRIOTT RESIDENCE INN II LIMITED
                                   PARTNERSHIP



                                   By:  RIBM Two LLC
                                        General Partner

Date:  March 5, 2002                    /s/ Robert E. Parsons, Jr.
                                   ---------------------------------------------
                                        Robert E. Parsons, Jr.
                                        President and Manager


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